PLEASE VOTE TODAY!

Your fund will soon hold a meeting of shareholders to make important decisions. Your vote is very important to us, no matter how many shares you own. The Fund is comprised of many accounts and every one of them has a direct impact on the outcome of the proxy vote. Please review the enclosed proxy statement and vote today! If you choose not to vote, it may lead to additional mailings and proxy solicitation calls—this can greatly increase the expense of holding a shareholder meeting! Please help us avoid additional expense by voting today via one of the methods described below.

VOTE

by Telephone

Please refer to your ballot for the appropriate telephone number.

via the Internet

Please refer to your ballot for the appropriate internet address.

by Mail

Please vote using the enclosed ballot and mail back to us using the enclosed postage paid envelope.

We know your time is valuable, but please take a moment to vote!

Your vote is extremely important to us!

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